UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 11, 2021

CF FINANCE ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-39470	84-3235065
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

110 East 59th Street, New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	CFIIU	The Nasdaq Stock Market
Class A common stock, par value $0.0001 per share	CFII	The Nasdaq Stock Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	CFIIW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

As previously disclosed, on November 30, 2020, CF Finance Acquisition Corp. II, a Delaware corporation (“CF II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PVMS Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of CF II (“Merger Sub”), and View, Inc., a Delaware corporation (“View”), pursuant to which Merger Sub will merge with and into View (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), whereby the separate corporate existence of Merger Sub will cease and View will be the surviving corporation of the Merger and become a wholly-owned subsidiary of CF II. Concurrently with execution of the Merger Agreement, CF II entered into subscription agreements with a number of subscribers pursuant to which the subscribers agreed to purchase, and CF II agreed to sell to the subscribers, an aggregate of up to 30,000,000 shares of Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $300 million (the “PIPE Investments”).

On January 11, 2021, CF II entered into a Subscription Agreement (the “Additional Subscription Agreement”) with GIC Private Ltd., Singapore’s sovereign wealth fund (the “Subscriber”), pursuant to which the Subscriber agreed to purchase, and CF II agreed to sell to the Subscriber a number of shares (the “Additional PIPE Shares”) equal to the lesser of (i) 17,777,778 shares of CF II’s Class A Common Stock, and (ii) a number of shares of CF II’s Class A Common Stock such that the Subscriber would own (together with any other shares of Class A Common Stock that it or its affiliates owned on the date of the Additional Subscription Agreement) 9.85% of CF II’s issued and outstanding shares of Class A Common Stock after completion of the Merger and the issuance and sale of the PIPE Shares and the Additional PIPE Shares (as further described in the Additional Subscription Agreement). The purchase price for the Additional PIPE Shares will be $11.25 per share, for a maximum aggregate purchase price of $200.0 million.

The closing of the sale of Additional PIPE Shares pursuant to the Additional Subscription Agreement is contingent upon, among other customary closing conditions, the substantially concurrent closing of the Merger (the “Closing”). The purpose of the issuance and sale of the Additional PIPE Shares is to raise additional capital for use by View following the Closing.

Pursuant to the Additional Subscription Agreement, CF II agreed that, within 30 calendar days after the Closing, CF II will file with the SEC (at CF II’s sole cost and expense) a registration statement registering the resale of the Additional PIPE Shares, and CF II shall use its reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day (or 120th calendar day if the SEC notifies CF II that it will “review” the registration statement) following the Closing and (ii) the 10th business day after the date CF II is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

The Additional Subscription Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Additional Subscription Agreement.

Item 3.02.	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The shares of Class A Common Stock to be issued in connection with the Additional Subscription Agreement are not to be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure

On January 11, 2021, CF II and View issued a joint press release announcing the execution of the Additional Subscription Agreement described in Item 1.01 above. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of CF II, View or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of CF II under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1.

Important Information and Where to Find It

This Current Report on Form 8-K relates to the proposed Transactions between CF II and View. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transactions, CF has filed a preliminary registration statement on Form S-4 that includes a preliminary proxy statement/prospectus. Following effectiveness of the registration statement, the definitive proxy statement/prospectus will be sent to all CF II stockholders. CF II also will file other documents regarding the proposed Transactions with the SEC. Before making any voting or investment decision, investors and security holders of CF II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions, CF II and View.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF II through the website maintained by the SEC at www.sec.gov or by directing a request to CF II to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceII@cantor.com or at (212) 938-5000.

Participants in the Solicitation

CF II and View and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF II’s stockholders in connection with the proposed Transactions. Information about CF II’s directors and executive officers and their ownership of CF II’s securities is set forth in CF II’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Transactions may be obtained by reading the proxy statement/prospectus regarding the proposed Transactions. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF II or View, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF II and View. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CF II’s securities, (ii) the risk that the Transactions may not be completed by CF II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CF II, (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the approval by the stockholders of CF II, the satisfaction of the minimum trust account amount following any redemptions by CF II’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE Investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Transactions on View’s business relationships, operating results, and business generally, (vii) risks that the Transactions disrupt current plans and operations of View and potential difficulties in View employee retention as a result of the Transactions, (viii) the outcome of any legal proceedings that may be instituted against View or against CF II related to the Merger Agreement or the Transactions, (ix) the ability to maintain the listing of CF II stock on the Nasdaq Stock Market, (x) volatility in the price of CF II’s securities, (xi) changes in competitive and regulated industries in which View operates, variations in operating performance across competitors, changes in laws and regulations affecting View’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities,(xiii) the potential inability of View to increase its manufacturing capacity or to achieve efficiencies regarding its manufacturing process or other costs, (xiv) the enforceability of View’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which View operates, and (xvi) costs related to the Transactions and the failure to realize anticipated benefits of the Transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CF II’s Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 and other documents filed by CF II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and View and CF II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither View nor CF II gives any assurance that either View or CF II will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

10.1	Subscription Agreement, dated January 11, 2021, between CF II and Subscriber.

99.1	Joint Press Release, dated January 11, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CF FINANCE ACQUISITION CORP. II

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

Dated: January 11, 2021

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